UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                                  to

Commission file number                                                  000-00822

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oilgear Savings Plus Plan 2300 South 51st Street Milwaukee, WI 53219

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Oilgear Company 2300 South 51st Street Milwaukee, WI 53219

THE OILGEAR SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

THE OILGEAR SAVINGS PLUS PLAN

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, not included herein are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Oilgear Company:

We have audited the accompanying statements of net assets available for benefits of The Oilgear Savings Plus Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Oilgear Savings Plus Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Milwaukee, Wisconsin
June 28, 2005

THE OILGEAR SAVINGS PLUS PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair value (note 3):
Shares of registered investment companies	$10,995,713	10,018,118
The Oilgear Company common stock	3,809,853	1,859,998
Bank common trust fund	1,413,203	1,299,278
Money market fund	128,730	116,718
Loans to participants	227,197	220,031

Total investments	16,574,696	13,514,143

Receivables:
Employee contributions	—	30,926
Employer contributions	40,000	7,761
Accrued investment income	7,355	7,483

Total receivables	47,355	46,170

Total assets	16,622,051	13,560,313

Liabilities:
Due to custodian for pending trades	—	42,194

Net assets available for benefits	$16,622,051	13,518,119

See accompanying notes to the financial statements.

THE OILGEAR SAVINGS PLUS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:
Investment income:
Interest income	$64,195	72,909
Other dividend income (note 3)	103,944	87,627
Net appreciation in fair value of investments	2,743,288	2,615,565
Other investment expense, net	(800)	(1,250)

Net investment gain	2,910,627	2,774,851

Contributions:
Participant	660,575	795,276
Employer	194,618	191,780

Total contributions	855,193	987,056

Total additions	3,765,820	3,761,907

Deductions from net assets attributed to:
Distributions and benefits paid, including distributions of 2 and 9,943 shares of common stock in 2004 and 2003, respectively	(661,888)	(1,074,815)

Net increase in net assets	3,103,932	2,687,092

Net assets available for benefits:
Beginning of year	13,518,119	10,831,027

End of year	$16,622,051	13,518,119

See accompanying notes to the financial statements.

THE OILGEAR SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(1)	Description of the Plan

The following description of The Oilgear Savings Plus Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)     General

The Plan is a defined contribution plan sponsored by The Oilgear Company (the Company). Substantially all domestic employees of the Company, other than those covered under a collective bargaining agreement, are eligible to participate in the Plan as of January 1 immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)     Contributions

Under the Plan, participants are eligible to contribute up to 50% of their total cash compensation on a pretax basis. The Company matches 50% of the first 2% of each participant’s compensation contributed and 25% of the next 3% of the participant’s compensation contributed in cash or in common stock of the Company. The Company made an additional discretionary contribution of $40,000 and $0 during the years ended 2004 and 2003, respectively.

The Plan purchases The Oilgear Company common stock from the Company at a price equal to 80% of the average low bid price during the month of purchase. The 20% discount on the stock price is regarded as an additional contribution to the Plan by the Company. At the discretion of the plan administrator, the Plan may purchase The Oilgear Company common stock from the Company as previously described or from shares available on the open market. If the Plan purchases common stock of the Company on the open market, the Company will contribute 20% of the purchase price.

(c)     Vesting

Plan participants are fully vested in their contributions and effective January 1, 2003 become fully vested in Company contributions upon completion of three years of service with the Company, death, or disability. Prior to 2003, participants became fully vested in Company contributions upon completion of five years of service with the Company, death, or disability.

(d)     Participant Accounts and Investment Fund Options

The Plan’s assets are segregated according to various investment fund options, including fixed income investments, equity investments, and a balanced investment fund option. A loan fund exists to record and maintain loans to plan participants. Participants are permitted to allocate on a quarterly basis, within defined limits, their respective account balance among the investment funds indicated below. If participants do not make an allocation election, their contributions are allocated to the Stable Principal Fund.

The fair values of the investment funds are calculated at least quarterly and the difference between such fair values and the aggregate of the participants’ account balances in each fund on such date is allocated to each participant’s account based on the ratio of the individual participant’s account balance on a quarterly basis to the aggregate of all participants’ account balances in each respective investment fund.

(Continued)

THE OILGEAR SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Descriptions of the investment fund options are as follows:

Stock Plan

The principal purpose of the Stock Plan is to provide a program whereby eligible employees of the Company may invest in the common stock of the Company. This fund is invested primarily in voting common stock (Stock) of the Company. Each month, contributions and all amounts received by the fund as dividends during the previous month are used to purchase shares of Stock. The Plan provides that the total number of shares so purchased shall not exceed, on a calendar-year basis, 60,000 shares per year and shall be allocated to the participants’ accounts in proportion to their contributions and dividends earned on Stock previously allocated to their accounts. The Plan also contains certain provisions that restrict the ability of participants to transfer funds out of the Stock Plan.

Fidelity Fund

This fund invests primarily in the Fidelity Advisor Equity Growth Fund, an equity mutual fund that primarily invests in small, medium, and large companies that have above-average growth characteristics, such as strength in sales or earnings. Balances in this fund may also be retained in cash or, at the discretion of the trustee, Marshall and Ilsley Trust Company (M&I), invested in short-term money market instruments.

AIM Fund

This fund invests primarily in the AIM Constellation Fund, an equity mutual fund that primarily invests in common stocks, emphasizing small- to medium-size emerging growth companies. Balances in this fund may also be retained in cash or, at the discretion of the trustee, M&I, invested in short-term money market instruments.

Vanguard Fund

This fund invests primarily in the Vanguard Wellington Fund, an equity mutual fund that primarily invests in common stocks, preferred stocks, and debt securities. This fund seeks conservation of capital and reasonable income. Balances in this fund may also be retained in cash or, at the discretion of the trustee, M&I, invested in short-term money market instruments.

Stable Principal Fund

This fund invests primarily in the M&I Stable Principal Fund, a bank common trust fund that primarily invests in traditional and synthetic investment contracts. The objective of this fund is to maintain safety of principal while generating a level of current income.

Fixed Income Fund

This fund invests primarily in the Marshall Intermediate Bond Fund, a fixed income mutual fund that primarily invests in higher quality bonds and notes. Balances in the Fixed Income Fund may also be retained in cash or, at the discretion of the trustee, M&I, invested in short-term money market instruments.

(Continued)

THE OILGEAR SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

International Stock Fund

This fund invests primarily in the Marshall International Stock Fund, an equity mutual fund that invests primarily in stocks and debt securities of companies and governments outside the United States. Balances in this fund may also be invested in cash or, at the discretion of the trustee, M&I, invested in short-term money market investments.

Special Equity Fund

This fund invests primarily in the Manager’s Special Equity Fund, an equity mutual fund that primarily invests in common stock of companies with small to medium market capitalization and potential for superior earnings growth. Balances in this fund may also be invested in cash or, at the discretion of the trustee, M&I, invested in short-term money market investments.

M&I Diversified Stock Fund

This fund seeks to achieve investment return primarily from capital appreciation and secondarily from income. The portfolio will allocate between 90% and 100% of its assets to equity securities and between 0% and 10% of its assets to fixed income securities.

Vanguard Index TR 500 Index Fund

This fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a “passive management” approach designed to track the performance of the Standard and Poors’ 500 Index.

Marshall Large Cap Growth & Income Fund

This fund seeks to provide capital appreciation and income. It invests in companies with market “caps” in excess of $10 billion, improved earnings and/or growing dividends, and experienced management.

Marshall Mid Cap Value Fund

This fund seeks to provide capital appreciation and income. It invests mainly in companies with market capitalization similar to those within the S&P 400, exhibiting traditional value traits, having undervalued assets, or involved in turnarounds or corporate restructuring. Experience of the management is also weighed.

Artisan Mid Cap Fund

This fund seeks maximum long-term growth by investing primarily in common stocks of medium-sized companies, with capitalization in the range of companies in the S&P 400 Mid Cap Index.

Loan Fund

This fund consists of loans to plan participants. Loans are available to plan participants up to the lesser of $50,000 or 50% of the participant’s vested account balance, subject to a $1,000 minimum. Loans must be repaid over a maximum of five years unless used to purchase a principal residence.

(Continued)

THE OILGEAR SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

The loans are secured by the balance in the participant’s account and bear interest at a rate comparable to local prevailing rates charged by commercial lenders under similar circumstances.

(e)     Payment of Benefits

Participants may make partial withdrawals provided that not more than one withdrawal may be made in any calendar year and the aggregate of all such withdrawals by a participant does not exceed defined amounts of the participant’s contributions made prior to January 1, 1992. On retirement or termination of employment, the participant’s vested account balance is payable to him or her or, in the event of death, to the participant’s beneficiary. Participants in the Stock Plan may receive their distributions in the form of common stock of the Company.

(f)     Forfeitures

Upon termination of employment, the nonvested portion of Company contributions and earnings thereon are forfeited and used to offset future Company contributions in accordance with the plan agreement. Forfeitures used to reduce the amount of Company contributions amounted to $4,258 and $11,735 in 2004 and 2003, respectively.

(g)     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In such event, participants will become fully vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a)     Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

(b)     Trust Fund Managed by Marshall & Ilsley Trust Company

Under the terms of a trust agreement between the Marshall & Ilsley Trust Company (Trustee) and the Plan, the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments within the various investment options.

(c)     Valuation of Investments and Income Recognition

Investments are stated at fair value except for its investment in the M&I Stable Principal Fund which is at contract value due to its underlying investment in benefit-responsive investment contracts (see note 4). Investments in shares of mutual funds and money market funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan. Investments in shares of The Oilgear Company common stock are valued at quoted market prices. Loans to participants are stated at face value, which approximates fair value.

(Continued)

THE OILGEAR SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. The Plan reports realized and unrealized gains and losses for financial statement purposes based on fair values determined at the end of the prior plan year or historical costs if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

Plan investments are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to change in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)     Benefits Paid

Benefits paid to participants or beneficiaries are recorded upon distribution.

(e)     Administrative Expenses

Substantially all expenses incurred in the management of the trust and the administration of the Plan are paid by the Company.

(f)     Use of Estimates

The plan administrator has made a number of estimates and assumptions relating to the reporting of net assets available for benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period to prepare these financial statements in conformity accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(3)	Investments

Investments as of December 31, 2004 and 2003 included the following securities, which represent 5% or more of the Plan’s net assets available for benefits:

	2004	2003
Fidelity Advisor Equity Growth Fund	$2,735,555	2,769,802
M&I Stable Principal Fund	1,413,203	1,299,278
Vanguard Wellington Fund	2,049,136	1,803,601
AIM Constellation Fund	1,869,105	1,776,110
The Oilgear Company common stock	3,809,853	1,859,998
Marshall Large Cap Growth & Income Fund	1,020,487	940,542
Marshall Intermediate Bond Fund	875,466	863,814
Manager’s Special Equity Fund	1,128,430	1,040,372

(Continued)

THE OILGEAR SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value as follows:

	2004	2003
The Oilgear Company common stock	$1,954,811	594,380
Registered investment companies	788,477	2,021,185

	$2,743,288	2,615,565

(4)	Investment Contracts

The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts which are benefit responsive. The fund seeks to maintain a stable $1.00 unit value, although there is no guarantee it will be able to do so. The fund is included in the financial statements at contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 4.01% and 4.33% for the years ended December 31, 2004 and 2003, respectively. The crediting interest rate was approximately 3.91% and 4.11% for the years ended December 31, 2004 and 2003, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero. Such interest rates are reviewed on a daily basis for resetting.

(5)	Contributions

Employer contributions to the Plan are summarized as follows:

	2004	2003
Cash contributions	$130,443	161,057
Contribution receivable from Plan sponsor	40,000	—
Noncash 20% stock discount	24,175	30,723

Total employer contributions	$194,618	191,780

(Continued)

THE OILGEAR SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2004 and 2003

(6)	Related-Party Transactions

During 2004, the Plan purchased 2,000 shares of common stock of the Company for $8,575 and distributed 2 shares for $19, representing no gain or loss on historical costs. During 2003, the Plan purchased 54,400 shares of common stock of the Company for $152,855 and distributed 9,943 shares for $99,749, representing no gain or loss on historical costs. During 2004, the Plan sold 1,000 shares of Company stock for $6,950, and recognized a loss of $4,910. There were no sales of Company stock during 2003.

As of December 31, 2004 and 2003, the Plan’s investments included 447,668 and 446,670 shares of Company common stock, respectively, representing approximately 23% of the Company’s common stock for both years.

All transactions between the Plan, the Company, the Trustee, or the participants are considered party-in-interest transactions.

(7)	Tax Status

The Internal Revenue Service issued its latest determination letter in March 2003, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from Federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the plan agreement and remain qualified under the applicable provisions of the Internal Revenue Code.

Schedule

THE OILGEAR SAVINGS PLUS PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2004

		(c)
	(b)	Description of investment
	Identity of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par, or maturity value	Cost	value
	Interest-bearing cash:
*	Marshall & Ilsley Trust Company	Marshall Money Market Fund	$	128,730

	Bank common trust funds:
*	Marshall & Ilsley Trust Company	M&I Stable Principal Fund,
		1,413,203 shares		1,413,203

	Registered investment companies:
	Fidelity Investments	Fidelity Advisor Equity Growth
		Fund, 59,846 shares		2,735,555

	AIM Equity Funds, Inc.	AIM Constellation Fund,
		81,835 shares		1,869,105

	Artisan Funds, Inc.	Artisan Funds, Inc. Mid Cap
		Fund 11,697 shares		345,754

	The Vanguard Group, Inc.	Vanguard Wellington Fund,
		67,875 shares		2,049,136

	The Vanguard Group, Inc.	Vanguard Index TR 500
		Portfolio 1,411 shares		157,501

*	Marshall & Ilsley Trust Company	Marshall Large Cap Growth
		& Income Fund 76,556 shares		1,020,487

*	Marshall & Ilsley Trust Company	Marshall Mid Cap Value Fund
		24,660 shares		371,381

*	Marshall & Ilsley Trust Company	Marshall International Stock
		Fund 31,099 shares		391,850

*	Marshall & Ilsley Trust Company	Manager’s Special Equity
		Fund 12,481 shares		1,128,430

*	Marshall & Ilsley Trust Company	M&I Diversified Stock Portfolio
		1,795 shares		51,048

*	Marshall & Ilsley Trust Company	Marshall Intermediate Bond
		Fund, 92,642 shares		875,466

	Employer-related investments:

*	The Oilgear Company	Common stock, 447,668 shares		3,809,853

*	Loans to participants	Participant loans, interest
		rates range from 4% to 9%,
		maturities range from
		1/05 to 9/09		227,197

	Total assets held for investment purposes		$—	16,574,696

*	Represents a party-in-interest to the Plan.

Note:	Cost information is omitted for reporting transactions of an individual account plan that is participant- or beneficiary-directed with respect to assets allocated to his or her account.

See accompanying report of independent registered public accounting firm.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE OILGEAR SAVINGS PLUS PLAN, THE OILGEAR COMPANY, PLAN ADMINISTRATOR
/s/ David A. Zuege
David A. Zuege
President

Date: June 28, 2005